Exhibit 2


                                  PERDIGAO S.A.
                              Publicly-held Company
                 General Taxpayers' Register 01.838.723/0001-27


                               PUBLIC ANNOUNCEMENT

         Perdigao informs that it has concluded the structuring and constitution of Perdigao's Credit Rights Investment Fund (Perdigao FIDC - Fundo de Investimento em Direitos Creditorios) with Banco Rabobank International Brasil S.A.

         The fund is a securitization, via an assignment contract of existing commercial receivables arising by Perdigao Agroindustrial S.A.. These receivables are from the sales of Perdigao food products to domestic market customers. The Fund's equity will be R$ 80 million, of which R$ 64 million consist of senior quotas and R$ 16 million in subordinated quotas subscribed by the issuer. The portfolio expected return is 95% of the average CDI (Brazilian Interbank Deposit Certificate) rate, with three-year maturity date and total amortization at the end of this period, which shall be extendable for further three years.

         The resources accruing from this operation will be received during the fourth quarter of 2003.

         The operation has been granted an "AA(bra)" rating by Fitch Atlantic Ratings, chiefly reflecting the low level of default associated with the asset portfolio to be acquired by the fund (less than 2.0% for payments which are more than 15 days overdue).

                                              Sao Paulo (SP), September 30, 2003

                                                                  Wang Wei Chang
                                                         Chief Financial Officer